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SECURITI 15025610 ION

MAR 17 2015
194

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SEC FILE NUMBER
8 - 67938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salient Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe Street, 8th Floor
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Arnold — 713-993-4066
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

717 N. Harwood Suite 3100	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Chris Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salient Capital, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

DAWNA LYNNE DANIEL
My Commission Expires
June 12, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Confidential

SALIENT CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

Confidential

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

CONTENTS

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

Those Charge with Governance
Salient Capital, L.P.:

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (the Partnership) as of December 31, 2014. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Salient Capital, L.P. as of December 31, 2014 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
March 16, 2015

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	
Accounts receivable - trade		73,861
Due from affiliates		402,656
Prepaid expenses and other		98,465
TOTAL ASSETS	$	919,561
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued expenses	$	95,783
TOTAL LIABILITIES		95,783
PARTNERS' CAPITAL		
General Partner		8,238
Limited Partner		815,540
TOTAL PARTNERS' CAPITAL		823,778
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	919,561

See accompanying notes to financial statement.

Confidential

SALIENT CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

1. Nature of business and summary of significant accounting policies

Nature of Business

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that the Partnership will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Partnership's general partner (with a 1% ownership interest) is Salient Capital Management, LLC.

As of December 31, 2014, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash Equivalents

The Partnership considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2014, the Partnership has approximately $100,000 of cash equivalents.

Revenue and Expenses

The partnership earns fees as a placement agent in connection with certain private investment funds. Revenues consist of private placement fees and are recognized as the services are performed. Private placement fees are calculated as a percentage of partners' capital raised by the private investment funds.

Expenses are recorded as incurred on an accrual basis.

Income Taxes

As a partnership, the Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is

SALIENT CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2014, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

The Partnership has an annual federal partnership tax filing requirement (Form 1065). The federal tax returns for years 2011 onwards are open and subject to examination by the Internal Revenue Service. Additionally, the Partnership has an annual Texas franchise tax filing requirement. The Texas returns for years 2010 onwards are open and subject to examination. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local laws.

2. Net capital requirement

The Partnership as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Partnership's net capital was approximately $249,000, which was approximately $242,000 in excess of its minimum requirement of approximately $6,000.

3. Exemption from Rule 15c3-3

The Partnership is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Related party transactions

Under a management agreement with the sole limited partner (Salient Partners, L.P.), the limited partner provides all management and back office services to the Partnership. The limited partner also pays certain overhead expenses, as defined in the management agreement. The Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days' written notice.

During 2014, the Partnership entered into agreements with four of its affiliates in which it earns fees for certain services provided.

At December 31, 2014, the Partnership was due approximately $403,000 from its limited partner and other affiliates.

SALIENT CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

5. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2014, the Company had approximately $102,000 in excess of federally insured amounts.

6. Subsequent Events

The Partnership has evaluated all events for recognition and disclosure subsequent to December 31, 2014 through the date these financial statements were available to be issued and determined there are no items to be disclosed.